Exhibit 99.3

Dogness Reports Financial Results for the Six Months Ended December 31, 2025

DONGGUAN, China and PLANO, Texas, April 1, 2026 /PRNewswire/ -- Dogness (International) Corporation (“Dogness” or the “Company”) (NASDAQ: DOGZ), a developer and manufacturer of a comprehensive line of Dogness-branded, OEM and private label pet products, today announced its financial results for the six months ended December 31, 2025.

Mr. Silong Chen, Chief Executive Officer of the Company, commented: “The first half of fiscal 2026 presented challenges as U.S. tariff policies temporarily impacted our overall revenue and margins. Despite these headwinds, our core traditional pet products category demonstrated strong resilience, growing 14.6% year-over-year driven by increased global demand and loyal customer orders.”

“To mitigate external pressures, we took proactive steps to optimize operations, successfully reduced our general and administrative expenses by over 20%. At the same time, we strategically invested in targeted marketing to expand our brand footprint and capture future market share.”

“Looking ahead, our outlook remains highly optimistic. We are accelerating our R&D initiatives to introduce a new generation of intelligent, eco-friendly pet products that meet evolving consumer demands. Backed by a robust portfolio of over 200 patents and a fully integrated supply chain, Dogness is well-positioned to navigate these temporary trade fluctuations, return to sustainable growth, and deliver long-term shareholder value.”

Financial Results for the Half Year Ended December 31, 2025

Revenue decreased by approximately $4.4 million, or 36.2%, from about $12.1 million for the six months ended December 31, 2024 to approximately $7.7 million for the six months ended December 31, 2025. The decrease in revenue was primarily attributable to the impact of United State’s tariff policies.

The following table breaks down Dogness’ revenue by product and service type for the six months ended December 31, 2025 and 2024:

	For the six months ended December 31,
	2025	2024
Products and services category	Revenue	Revenue	Variance %
Products
Traditional pet products	$5,343,190	$4,660,824	14.6%
Intelligent pet	1,701,321	4,546,642	(62.6)%
Climbing hooks and others	666,390	2,878,245	(76.8)%
Total revenue from products	7,710,901	12,085,711	(36.2)%

— Traditional pet products

Revenue from traditional pet products increased by approximately $0.7 million, or 14.6%, from approximately $4.7 million for the six months ended December 31, 2024 to approximately $5.3 million for the six months ended December 31, 2025. The increase was mainly driven by increased sales volume for the six months ended December 31, 2025. Among the total revenue increase, $0.5 million was from sales to customers in international markets, and $0.2 million was from sales to customers in China domestic market, primarily due to increased orders from our current customers.

— Intelligent pet products

Revenue from intelligent pet products decreased by approximately $2.8 million, or 62.6%, from around $4.5 million for the six months ended December 31, 2024, to roughly $1.7 million for the same period in 2025. The decrease was mainly driven by a decrease in sales volume and average selling price for the six months ended December 31, 2025, compared to the six months ended December 31, 2024. Among the total revenue decrease, $1.4 million decrease was from sales to customers in international markets and $1.5 million was from sales to customers in China domestic market, primarily due to decreased orders from our current customers.

— Climbing hooks and others

Revenue from climbing hooks and other products decreased by about $2.2 million, or 76.8%, from roughly $2.9 million for the six months ended December 31, 2024, to about $0.7 million for the same period in 2025. The decrease was mainly driven by decreased sales volume and average selling price during the six months ended December 31, 2025, compared to the six months ended December 31, 2024. Among the total revenue decrease, $1.5 million decrease was from sales to customers in international markets and $0.7 million was from sales to customers in China domestic market, primarily due to the decreased orders from our current customers.

— International vs. Domestic sales

Total international sales decreased by about $2.4 million, or 29.8%, from approximately $8.0 million for the six months ended December 31, 2024, to about $5.6 million during the same period in 2025, driven by significant decrease in sales orders, due to the impact of United States’s tariff policies.

Domestic sales decreased by approximately $2.0 million, or 48.8%, from about $4.1 million for the six months ended December 31, 2024 to about $2.1 million for the six months ended December 31, 2025. The decrease in our domestic market sales was driven by significant decreased sales orders from our main customers, who are also affected by United States’s tariff policies, resulting in reduced demand for our products.

Cost of revenues decreased by $1.8 million, or 21.0%, from approximately $8.7 million for the six months ended December 31, 2024, to approximately $6.8 million for the six months ended December 31, 2025, due to a significant decrease in sales volume. As a percentage of revenues, the cost of goods sold increased by 17.1 percentage points to 88.8% for the six months ended December 31, 2025, compared to 71.7% for the six months ended December 31, 2024.

Gross profit decreased by approximately $2.6 million, or 74.6%, from about $3.4 million for the six months ended December 31, 2024 to about $0.9 million for the six months ended December 31, 2025, primarily attributable to lower sales volume and reduced average selling price for intelligent pet products and climbing hooks and others products. Gross profit margin decreased to 11.2% for the six months ended December 31, 2025 from 28.3% for the six months ended December 31, 2024.

Total operating expenses increased by approximately $0.7 million or 13.0%, to about $6.3 million for the six months ended December 31, 2025, compared to around $5.6 million for the same period in 2024.

— Selling expenses

Selling expenses increased by about $0.6 million, or 97.7%, from approximately $0.6 million for the six months ended December 31, 2024, to approximately $1.2 million for the six months ended December 31, 2025. The increase was primarily attributable to the increase in entertainment fees and advertising fees for the six months ended December 31, 2025. Selling expenses were 16.0% and 5.2% of total revenue for the six months ended December 31, 2025, and 2024, respectively.

— General and Administrative Expenses

General and administrative expenses decreased by approximately $0.9 million, or 20.3%, from about $4.3 million for the six months ended December 31, 2024, to roughly $3.4 million for the same period in 2025. The decrease was primarily due to the reduction in office renovation expenses, depreciation expenses and share-based compensation expenses. As a percentage of sales, general and administrative expenses were 44.6% and 35.7% of total revenue for the six months ended December 31, 2025 and 2024, respectively.

— Research and Development Expenses

Research and development expenses decreased by $0.1 million, or 19.8%, from approximately $0.7 million for the six months ended December 31, 2024, to about $0.5 million for the same period in 2025. As a percentage of sales, research and development expenses were 6.9% and 5.5% of total revenue for the six months ended December 31, 2025 and 2024, respectively. The Company expects these expenses to continue to increase as it expands research and development activities to increase the use of environmentally-friendly materials and develop more new high-tech products to meet customer demands.

Net loss increased by approximately $3.4 million, or 185.0%, from about $1.8 million for the six months ended December 31, 2024, to approximately $5.2 million for the six months ended December 31, 2025.

About Dogness

Dogness (International) Corporation was founded in 2003 from the belief that pet dogs and cats are important, well-loved family members. Through its smart products, hygiene products, health and wellness products, and leash products, Dogness is able to simplify pet lifestyles, make them more scientific, and enhance the relationship between pets and pet caregivers. The Company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which has resulted in over 200 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors. For more information, please visit: ir.dogness.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the impact of U.S. tariffs policy on our exports to the United States and related effects on our price competitiveness and overall profitability, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information please contact:

WFS Investor Relations Inc

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED BALANCE SHEETS

(All amounts in USD)

	As of December 31, 2025	As of June 30, 2025
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,633,479	$12,831,485
Accounts receivable-third-party, net	1,379,534	1,302,189
Accounts receivable-related party	-	12,135
Inventories, net	2,293,311	2,719,790
Due from a related party	126,300	108,387
Prepayments and other current assets	3,030,798	3,497,688
Total current assets	13,463,422	20,471,674

NON-CURRENT ASSETS
Property, plant and equipment, net	63,373,780	58,259,795
Intangible assets, net	1,761,959	1,748,755
Long-term investments in equity investees	20,015,853	20,656,752
Operating lease right-of-use lease assets	12,989,658	13,166,788
Deferred tax assets	2,846,502	2,542,822
Total non-current assets	100,987,752	96,374,912
TOTAL ASSETS	$114,451,174	$116,846,586

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bank loans	$715,000	$698,000
Current portion of long-term bank loans	2,316,411	1,324,854
Accounts payable	1,616,434	1,593,590
Accounts payable - related party	51,294	22,663
Due to a related party	117,202	32,171
Contract liabilities	264,183	187,846
Taxes payable	568,702	566,682
Operating lease liabilities, current	663,364	197,130
Accrued expenses and other current liabilities	1,369,078	1,482,981
Total current liabilities	7,681,668	6,105,917

NON-CURRENT LIABILITIES
Long-term bank loans	652,706	2,035,353
Operating lease liabilities, non-current	10,975,856	10,952,491
Total non-current liabilities	11,628,562	12,987,844
TOTAL LIABILITIES	19,310,230	19,093,761

Commitments and Contingencies (Note 13)

EQUITY
Class A Common shares, no par value, unlimited shares authorized; 5,441,658 and 5,161,658 issued and outstanding as of December 31, 2025 and June 30, 2025, respectively	117,636,230	117,349,730
Class B Common shares, no par value, unlimited shares authorized; 9,069,000 issued and outstanding as of December 31, 2025 and June 30, 2025	18,138	18,138

Statutory reserve	291,443	291,443
Accumulated deficit	(15,667,948)	(10,492,946)
Accumulated other comprehensive loss	(7,136,963)	(9,413,583)
Equity attributable to owners of the Company	95,140,900	97,752,782
Non-controlling interest	44	43
Total equity	95,140,944	97,752,825

TOTAL LIABILITIES AND EQUITY	$114,451,174	$116,846,586

DOGNESS (INTERNATIONAL) CORPORATION

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(All amounts in USD)

(Unaudited)

	For the Six Months Ended December 31,
	2025	2024

Revenue	$7,710,901	$12,085,711
Cost of revenue	6,843,935	8,668,552
Gross Profit	866,966	3,417,159

Operating expenses:
Selling expenses	1,234,204	624,410
General and administrative expenses	3,437,429	4,312,486
Research and development expenses	533,477	665,494
Impairment of investment in equity investee	1,123,200	-
Total operating expenses	6,328,310	5,602,390

Loss from operations	(5,461,344)	(2,185,231)

Other income (expense):
Interest income, net	83,438	6,884
Foreign exchange transaction (loss) gain	(151,611)	114,443
Other (expenses) income, net	(13,613)	41,357
Rental income from related parties, net	129,856	107,737
Total other income, net	48,070	270,421

Loss before income tax	(5,413,274)	(1,914,810)
Income tax benefit	(238,272)	(98,967)
Net loss	(5,175,002)	(1,815,843)
Less: net income attributable to non-controlling interest	-	-
Net loss attributable to Dogness (International) Corporation	(5,175,002)	(1,815,843)

Other comprehensive loss
Foreign currency translation adjustments	2,276,621	(300,478)
Comprehensive loss	(2,898,381)	(2,116,321)
Less: comprehensive income attributable to non-controlling interest	1	-
Comprehensive loss attributable to Dogness (International) Corporation	$(2,898,382)	$(2,116,321)

Loss per share
Basic and diluted	$(0.29)	$(0.14)

Weighted Average Shares Outstanding
Basic and diluted	17,807,886	12,755,658

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in USD)

(Unaudited)

	For the Six Months Ended December 31,
	2025	2024

Cash flows from operating activities:
Net loss	$(5,175,002)	$(1,815,843)
Adjustments to reconcile loss income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,360,710	1,395,756
Share-based compensation	286,500	399,470
Change in inventory reserve	688,689	-
Loss from disposal of property, plant and equipment	-	176,347
Reversal of allowance for credit losses	(31,553)	(232,600)
Impairment of long-term investment	1,123,200	-
Deferred tax benefit	(238,652)	(108,490)
Amortization of right-of-use lease assets	488,760	585,466
Changes in operating assets and liabilities:
Accounts receivable-third parties	(3,983)	(824,001)
Accounts receivable-related party	2,910	272,429
Inventories	(208,212)	(121,257)
Due from a related party	(14,995)	(4,959)
Prepayments and other current assets	(30,691)	(61,720)
Advances to supplier-related party	-	51,537
Accounts payable	(15,678)	999,703
Accounts payable-related party	27,568	13,130
Accrued expenses and other current liabilities	(147,295)	24,691
Contract liabilities	70,460	(39,639)
Operating lease liabilities	214,082	200,827
Taxes payable	(11,568)	26,242
Net cash (used in) provided by operating activities	(1,614,750)	937,089

Cash flows from investing activities:
Purchase of property, plant and equipment	(4,386,993)	(1,050,711)
Proceeds from disposition of property, plant and equipment	-	787
Net cash used in investing activities	(4,386,993)	(1,049,924)

Cash flows from financing activities:
Proceeds from short-term bank loans	702,000	696,500
Repayment of short-term bank loans	(702,000)	(696,500)
Repayment of long-term bank loans	(464,331)	(316,297)
Proceeds from (repayment of) related party loans	82,716	(451,201)
Net cash used in financing activities	(381,615)	(767,498)

Effect of exchange rate changes on cash and restricted cash	185,352	(18,339)
Net decrease in cash and cash equivalents	(6,198,006)	(898,672)
Cash and cash equivalents, beginning of period	12,831,485	6,956,434
Cash and cash equivalents, end of period	$6,633,479	$6,057,762

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$71,272	$115,430

Non-Cash Investing Activities
Liabilities incurred for purchase of property and equipment	$-	$34,909